UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at December 1, 2009

ROCKWELL DIAMONDS INC.
 800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

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Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: December 7, 2009

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.,
Houghton Estate, Johannesburg, 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
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Ste. 1020-800 West Pender Street
Vancouver, BC
Canada
Tel: 604-684-6365
Toll Free: 1-800-667-2114
Fax: 604-684-809

ROCKWELL ACHIEVES US$1,434 PER CARAT FOR LATEST DIAMOND SALES
Saxendrift and Holpan yield additional stones larger than 50 carats

December 1, 2009 - Vancouver, B.C. - Rockwell Diamonds Inc ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces the results of its latest diamond sale and that additional large stones have been recovered from its South African mining operations.

Rockwell is currently operating the Holpan and Klipdam mines located north of Kimberley and the Saxendrift mine on the Middle Orange River ("MOR") southwest of Kimberley. Wouterspan, located adjacent to Saxendrift but on the opposite side of the MOR, remains on care and maintenance. All of these operations are located in the Northern Cape Province of South Africa.

Diamond Sales Prices increase 20%

In the latest diamond sale concluded in mid-November, Rockwell achieved an average price of US$1,434 per carat, representing an increase of about 20% over the average price ($1,195 per carat) achieved in the latter part of July 2009. The sale included production recovered from the Saxendrift, Holpan and Klipdam mines.

Sales and revenues since the start of 2009 were derived from a combination of tenders, direct selling of select goods to specialized manufacturers, sales to the South African State Diamond Trader, and income from special stones beneficiated under terms of Rockwell's agreement with the Steinmetz Diamond Group ("SDG").

Diamond Production includes large stone population

The mid-November diamond sales were from production during the period of August to November 2009, and included the following stones:
•      39 stones in the 10-20 carat range
•      13 stones in the 20-30 carat range
•       7 stones in the 30-40 carat range
•       1 stone in the 50 -60 carat range
•       3 stones above 100 carats.

Rockwell has sold 63 of these high value large stones, which also includes three coloured stones reported in a previous news release (November 12, 2009), to SDG for beneficiation and marketing. A portion of the stones will be beneficiated and a portion sold as rough stones. The Company expects to achieve additional margin from the expert manufacturing and marketing skills of SDG, thereby providing benefit to Rockwell and the local beneficiation industry.

New large stones

Rockwell has recovered three additional stones larger than 50 carats in size since the beginning of November. These include a 60.8-carat rounded off-white stone from Saxendrift and a 52.4-carat light yellow octahedral stone of excellent clarity from Holpan.

Diamond market improving

Rockwell has noted a general improvement in average prices of all goods. Demand for rough stones in the 1 to 10 carat range remains strong, with the strongest buying focused on the 2 to 5 carat market segment. Prices for 3 carat rough stones have been extremely strong since March 2009. Goods larger than 10 carats have also shown a slight firming in price, with top quality white and coloured stones showing excellent prices. Goods of less than 1 carat, including lower quality Indian goods characterized by a high proportion of inclusions and imperfections, also showed some firming in price.

President and CEO John Bristow commented, "These results from the latest diamond sales are most encouraging. We had some excellent coloured stones which helped to increase the overall average price but also saw a general firming on prices for our full run of mine production. Importantly, our overall average diamond sales value for fiscal 2010 year to date is US$977 per carat, which is tracking our breakeven point of about US$1,000 per carat. Management remains cautiously optimistic about the diamond market. In light of the price improvements and market resilience, we are reactivating our plans for the modernisation and re-commissioning of the Wouterspan operation in the new year."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.
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